August 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Conlon Danberg
Suzanne Hayes

Re:	Zymeworks Delaware Inc.
Registration Statement on Form S-4
(File No. 333-266160)

Acceleration Request
	Requested Date:	Friday, September 2, 2022
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zymeworks Delaware Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-266160) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Bryan D. King at (206) 883-2535 or Laura Duncan at (206) 883-2578.

[Signature page follows]

Securities and Exchange Commission

August 30, 2022

Sincerely,

ZYMEWORKS DELAWARE INC.

/s/ Kenneth Galbraith

Kenneth Galbraith
Chair, President and Chief Executive Officer

Enclosures

cc:	Daniel Dex, Zymeworks Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Joseph Garcia, Blake, Cassels & Graydon LLP

Jamie Kariya, Blake, Cassels & Graydon LLP